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               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 11)
                        L.A. GEAR, INC.
                        ---------------
                        (Name of Issuer)

                          COMMON STOCK
                        ---------------
                 (Title of Class of Securities)

                          501708-10-1
                        ---------------
                         (CUSIP Number)
                      Robert G. Moskowitz
                Trefoil Capital Investors, L.P.
                      4444 Lakeside Drive
                   Burbank, California 91505
                        (818) 845-4444)
                        ---------------
  (Name, Address and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                         April 12, 1996
                        ----------------
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


______________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

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                          SCHEDULE 13D

CUSIP No. 501708-10-1                       Page 2 of 5 Pages

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Trefoil Capital Investors, L.P.

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                     (b)  x

   3  SEC USE ONLY

   4  SOURCE OF FUNDS*
                                 00

   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     / /

   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

    NUMBER OF    7    SOLE VOTING POWER

     SHARES 1,107,902 shares of Series B Preferred Stock 1,000,000 shares of Common Stock

  BENEFICIALLY   8    SHARED VOTING POWER

 OWNED BY EACH          0

   REPORTING     9    SOLE DISPOSITIVE POWER

  PERSON WITH           1,107,902 shares of Series B PreferredStock
                        1,000,000 shares of Common Stock

                10    SHARED DISPOSITIVE POWER

                        0
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,107,902 shares of Series B Preferred Stock
           1,000,000 shares of Common Stock

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                      /x/
      EXCLUDES CERTAIN SHARES*

                                see Item 5

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11)

                                   44.3%
  14  TYPE OF REPORTING PERSON*
          PN

             *SEE INSTRUCTIONS BEFORE FILLING OUT!

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     This Statement relates to Schedule 13D filed on June 6,
1991 (the "Schedule 13D") by Trefoil Capital Investors,
L.P., a Delaware Limited Partnership ("Trefoil"), with regard to beneficial ownership of the common stock, no par value (the "Common Stock") of L.A. Gear, Inc., a California corporation (the "Company") and constitutes Amendment No. 11 to Schedule 13D ("Amendment No. 11"). Capitalized terms used herein not otherwise defined shall have the meaning assigned to such terms in the Schedule 13D, as amended to date.

Item 3.  Source and Amount of Funds or Other Consideration

     Item 3 of Schedule 13D is hereby amended and supplemented to include the following:

     The 1,107,902 shares of Series B Preferred Stock were acquired in exchange for all of the 1,000,000 issued and outstanding shares of Series A Preferred Stock owned by Trefoil on the basis of one share of Series B Preferred Stock for each share of Series A Preferred Stock and one share of Series B Preferred Stock (rounded up to the next whole share) for each $100 (the original purchase price paid by Trefoil for shares of Series A Preferred Stock) of the sum of (i) accrued and unpaid dividends as of November 30, 1995, (ii) additional dividends accruing at the rate of 7.5% per annum during the period from December 1, 1995 to the date of exchange on accrued and unpaid dividends as of November 30, 1995, and (iii) current dividends accruing at the rate of 7.5% per annum from December 1, 1995 to the date of exchange.

Item 4.  Purpose of Transaction

     Item 4 of Schedule 13D is hereby amended and supplemented to include the following:

     On April 12, 1996, pursuant to a Share Exchange
Agreement dated December 12, 1995 (the "Exchange Agreement")
Trefoil exchanged all of the 1,000,000 issued and outstanding shares of Series A Preferred Stock owned by it for an aggregate of 1,107,902 shares of Series B Preferred
Stock.

     Subject to the foregoing, Trefoil has no plans or proposals which relate to or would result in any such transaction, event or action as is enumerated in paragraphs
(a) through (j) of Item 4 to the form of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     Item 5(a) of Schedule 13D is hereby amended and supplemented to include the following:

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     (a)  For purposes of Rule 13d-3 promulgated under the
Exchange Act, Trefoil may be deemed the owner of approximately 17,413,568 shares of Common Stock, constituting approximately 44.3% of the issued and outstanding shares of Common Stock after giving effect to the conversion of all of the outstanding shares of Series B Preferred Stock. For purposes of Rule 13d-3 promulgated under the Exchange Act, TII may be deemed to be the beneficial owner of such shares of Common Stock by virtue of its being the general partner of Trefoil. In addition, dividends on the Series B Preferred Stock, payable through November 30, 1996 may, at the option of the Company, be paid in shares of Series B Preferred Stock valued at $100 per share and, upon conversion of the Series B Preferred Stock, Trefoil will be entitled to receive accrued and unpaid dividends payable by the Company in cash (to the extent funds are available therefor), or, if not paid by the Company upon Conversion of the Series B Preferred Stock at the election of the holder of the shares being converted, be converted into Common Stock at a price per share equal to the conversion price (currently $6.75 per share) or continue to be treated as accrued and unpaid dividends. Dividends with respect to the Series B Preferred Stock accrue at the rate of 7.50% per year and if in arrearage at a rate of 8.625% until all dividend arrearages are paid.

     Pursuant to Rue 13d-4 promulgated under the Exchange Act, Trefoil disclaims beneficial ownership in any shares of Common Stock beneficially owned by Stanley P. Gold (Chairman of the Board, Chief Executive Officer and a director of the Company and President and a Managing Director of TII) or Robert G. Moskowitz (a director of the Company and a Managing Director of TII).

     Item 5(b) of Schedule 13D is hereby amended and supplemented to include the following:

     (b) As of the date of this Amendment No. 11, Trefoil has the sole power to vote, and the sole power to dispose of shares of Series B Preferred Stock.

     Item 5(c) of Schedule 13D is hereby amended and supplemented to include the following:

     (c)  As described in Item 4 above, on April 12, 1996
Trefoil acquired 1,107,902 shares of Series B Preferred
Stock from the Company in exchange for all of the 1,000,000 issued and outstanding shares of Series A Preferred Stock owned by it.

     Except as described above in this Item 5(c), neither Trefoil nor TII nor to the best knowledge of Trefoil, any of the executive officers or directors of TII has effected any transaction in shares of Common Stock or any shares of Series B Preferred Stock during the sixty (60) days preceding the date of this Amendment No. 11.

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                           SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 15, 1996        TREFOIL CAPITAL INVESTORS L.P.

                                   By:  TREFOIL INVESTORS, INC.,
                                        its General Partner



                                   By: /s/Robert G. Moskowitz
                                      ------------------------
                                      Name:   Robert G. Moskowitz
                                      Title:  Managing Director

                          Page 5 of 5